Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD RESULTS FOR THE FIRST QUARTER OF 2006

Yearover year growth of 21.2% in revenues and 25.7% in net income on a pro-forma basis
(excluding the discontinued operations with Partner Communications)

AZOUR, Israel - May 15, 2006 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter ended March 31, 2006.

Highlights of the first quarter
—	Record results with strong growth across all parameters, with gross, operating and net margins all showing yet another quarter of improvement.
—	Pro-forma revenue and net income grew 21.2% and 25.7% year over year, respectively.
—	Subscriber growth of 27.4% since March 31 2005.
—	Initial product sales in China one quarter earlier than expected.
—	Ituran system in Rio de Janeiro is fully operational.

Revenues for the first quarter of 2006 reached US$24.1 million. This represents a 9.4% increase compared with revenues of US$22.0 million in the first quarter of last year. On a pro-forma basis excluding last year’s revenues from the discontinued operations with Partner, first quarter revenues grew 21.2% compared with $19.8 million dollars as achieved in the first quarter of 2005. The main increase in revenues over last year was driven by the continued broadening and growth in the Company’s subscriber base, growth in the sales of AMR products, the proceeding project work in the Far-East.

The number of subscribers as of March 31st, 2006 reached 358,000, representing a 27.4% growth compared with 281,000 subscribers as of March 31st, 2005.

Gross margin in the first quarter of 2006 was 48.9% compared with 44.2% in the first quarter of 2005. The main reasons for the growth in margin was the operating leverage in the Company’s business model and the discontinuation of the project with Partner Communications, which had a lower gross margin than the rest of the Company’s products.

Net profit was US$4.5 million in the first quarter of 2006, representing growth of 18.5% over the US$3.8 million reported for the first quarter of 2005. Fully diluted EPS in the first quarter of 2006 was US$0.19 compared with US$0.20 per fully diluted share in the first quarter of 2005. Due to the Company’s initial public offering on the NASDAQ, the number of shares grew from 19.1 million in the first quarter of 2005 to 23.5 million in the first quarter of 2006.

Cash flow from operations during the first quarter of 2006 was US$4.6 million. As of March 31st, 2006 the company had a net cash position (include invest in marketable securities) of US$56.2 million compared with net liabilities of US$2.9 million on March 31st, 2005.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Eyal Sheratzky, Co-CEO of Ituran said, “Even though our first quarter is seasonally the weakest of the year, the first quarter of 2006 was unusually strong with a 5.6% growth in subscribers since the end of last quarter. Our core business continues to grow strongly and the leverage inherent in our business model is enabling our margins to increase on a quarter by quarter basis, providing even stronger growth in our bottom line.”

Mr. Sheratzky continued, “Our growth plans outside of Israel have been proceeding according to plan. Our new system in Rio de Janeiro is on track and is already operational. We expect to start seeing some initial revenues already in the second half of the year but more significantly during 2007 and beyond. This will bring us a second large regional market using our existing control center in Sao-Paulo. Additionally, China is operating ahead of schedule. In the first quarter we received, earlier than expected, the first order for end-user location devices for operation in Beijing.”

Mr. Sheratzky concluded, “2006 has started very strongly and we are now very well positioned internationally in countries with strong growth potential such as Brazil, Argentina, China and South Korea. With such a good start to the year, we are well placed to continue showing year-over-year double-digit growth in revenues and profit throughout 2006.”

Conference Call Information

The Company will also be hosting a conference call today, May 15 at 9:30am EST. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
9:30am Eastern Time, 6:30am Pacific Time, 4:30pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 358,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location-based services and has a market-leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Company Contact

Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348

International Investor Relations Contacts

Ehud Helft (Ehud@gkir.com) Kenny Green (Kenny@gkir.com) GK International Investor Relations (US) +1-866-704-6710

Investor Relations in Israel

Oded ben Chorin (oded@km-ir.co.il) KM Investor Relations (Israel) +972-3-5167620

*** TABLES TO FOLLOW ***

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005		March 31, 2006
	(Unaudited)

Current assets

Cash and cash equivalents		58,429	17,641
Investment in marketable securities		-	40,801
Accounts receivable (net of allowance for doubtful accounts)		22,494	23,225
Other current assets		2,747	3,190
Inventories		6,330	8,214

		90,000	93,071

Long-term investments and debit balances

Investments in affiliated companies	(*)	872	891
Accounts receivable		280	280
Deposit		1,300	1,310
Deferred income taxes		5,168	5,386
Funds in respect of employee rights upon retirement		2,959	3,069

		10,579	10,936

Property and equipment, net		9,904	11,237

Intangible assets, net		3,201	3,094

Goodwill	(*)	2,800	2,770

Total assets		116,484	121,108

(*) Reclassification

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005		March 31, 2006
	(unaudited)

Current liabilities

Credit from banking institutions		3,315	1,916
Accounts payable		10,298	12,456
Deferred revenues		3,900	4,313
Other current liabilities		11,492	15,056

		29,005	33,741

Long-term liabilities

Long-term loans from banking institutions		373	334
Liability for employee rights upon retirement		4,504	4,356
Deferred income taxes		212	373

		5,089	5,063

Minority interest	(**)	734	619

Capital Notes		5,894	5,894

Total shareholders' equity	(**)	75,762	75,791

Total liabilities and shareholders' equity		116,484	121,108

(**) See note 1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2005		2006
	(unaudited)

Revenues:

Location-based services		9,782	12,823
Wireless communications products		10,068	11,227
Other		2,139	-

		21,989	24,050

Cost of revenues:

Location-based services		3,665	4,082
Wireless communications products		6,964	8,217
Other		1,639	-

		12,268	12,299

Gross profit		9,721	11,751
Research and development expenses		797	683
Selling and marketing expenses		799	1,177
General and administrative expenses		3,128	4,040
Other expenses (income), net		2	(4)

Operating income		4,995	5,855
Financing income (expenses), net		(230)	417

Income before taxes on income		4,765	6,272
Taxes on income		(831)	(1,484)

		3,934	4,788
Share in losses of affiliated companies, net		(31)	(113)
Minority interests in income of subsidiaries	(**)	(83)	(149)

Net income for the period	(**)	3,820	4,526

Earnings per share

Basic		0.21	0.20

Diluted		0.20	0.19

Weighted average number of shares outstanding (in thousands):

Basic		18,608	23,091

Diluted		18,983	23,482

** See note 1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2005		2006
	(unaudited)

Cash flows from operating activities
Net income for the period	(**)	3,820	4,526

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization		858	839
Exchange differences on principal of deposit and loan, net		(382)	8
Exchange differences on principal of marketable securities, net		-	280
Increase (decrease) in liability for employee rights upon retirement		89	(205)
Share in losses of affiliated companies, net		31	113
Deferred income taxes		(849)	(312)
Amortization of deferred compensation related to employee stock option plans, net		-	-
Capital losses (gains) on sale of property and equipment, net		-	8
Minority interests in profits (losses) of subsidiaries, net	(**)	83	149
Increase in accounts receivable		(2,877)	(1,055)
Decrease (increase) in other current assets		(128)	(291)
Decrease (increase) in inventories and contracts in process, net		(718)	(1,968)
Increase (decrease) in accounts payable		847	2,295
Increase (decrease) in deferred revenues		683	465
Increase (decrease) in other current liabilities		2,069	(259)

Net cash provided by operating activities		3,526	4,593

Cash flows from investing activities
Decrease (increase) in funds in respect of employee rights upon retirement, net of
withdrawals		(80)	(149)
Capital expenditures		(490)	(1,793)
Proceeds from sale of property and equipment		-	-
Purchase of intangible assets and minority interest		(306)	(23)
Investment in marketable securities		-	(44,119)
Sale of marketable securities		-	3,069
Loan granted to affiliated company		-	(149)

Net cash used in investment activities		(876)	(43,164)

Cash flows from financing activities
Short-term credit from banking institutions, net		272	(227)
Repayment of long-term loans		(1,414)	(1,192)
Dividend paid		-	-
Proceeds from exercise of options by employees		-	-
Acquisition of minority interests in subsidiaries		-	(21)
Issuance of share capital		2	-

Net cash used in financing activities		(1,140)	(1,440)

Effect of exchange rate changes on cash and cash equivalents		(56)	(777)

Net increase (decrease) in cash and cash equivalents		1,454	(40,788)
Balance of cash and cash equivalents at beginning of period		4,604	58,429

Balance of cash and cash equivalents at end of period		6,058	17,641

(**) See note 1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Note 1 – The Company has recalculated the minority interest in income from subsidiaries for the year ended December 31, 2005. The effect of this recalculation on the Company’s reported results were as follows:

In 2005, the minority interest in income of subsidiaries should have been U.S.$235,000 higher (decreasing 2005 EPS by $0.01).

In prior years, the minority interest in income of subsidiaries should have been in total U.S.$287,000 higher (decreasing 2005 EPS by a further $0.02, even though this amount relates to prior years).

In Q1 2005, the minority interest in income of subsidiaries should have been U.S.$46,000 higher (resulting in no impact on EPS).